Exhibit (a)(5)(iii)

Globalive Communications Corp. Completes Tender Offer For Yak Communications Inc.

TORONTO, ONTARIO – November 6, 2006 – Globalive Communications Corp. today announced the successful completion of the tender offer for all of the common shares of Yak Communications Inc. (Nasdaq: YAKC) at $5.25 net per share and is moving ahead quickly with the integration of the two companies.

The tender offer expired at noon, New York City time, today. Globalive has accepted for payment all shares tendered in the offer and has acquired 12,112,920 shares (including 23,279 shares tendered by guaranteed delivery), or approximately 93% of the outstanding shares.

The second step merger will occur on or before November 8, 2006, or such other time agreed to by Globalive and Yak, in accordance with the agreement and plan of merger. All remaining outstanding shares will be converted in the merger into the right to receive $5.25 per share in cash, without interest. Following the merger, Yak will be a wholly-owned subsidiary of Globalive and Yak common shares will no longer be listed on the Nasdaq Global Market.

About Globalive Communications Corp.

Globalive Communications Corp. is a leading provider of next generation telecommunications solutions globally. The company develops innovative applications and delivers first-rate services to clients internationally. Globalive leads the market in hospitality operator services, audio and web conferencing, VoIP, wireless services, hospitality high speed Internet, billing and clearing of call records, competitive payphone services, and low-cost long distance calling for both hotels and residential clients. Globalive is now featuring globaliveInteractive solutions, which is comprised of interactive web, television and mobile applications (including competitions, contests, promotions, polls, text and IVR voting, text-to-screen and news alerts), as well as rich, varied content and full wireless infrastructure. For more information, please visit www.globalive.com or www.canopco.com.

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